Prospectus dated May 1, 2008 and Supplement dated July 23, 2008

           SUPPLEMENT TO PROSPECTUS FOR PHOENIX GUARANTEED INCOME EDGE
              AN INSURANCE GUARANTEE OFFERED TO ADVISORY CLIENTS OF
                        LOCKWOOD FINANCIAL SERVICES, INC.
                    ISSUED BY PHL VARIABLE INSURANCE COMPANY

This supplement amends the prospectus dated May 1, 2008 and should be read with that prospectus. This supplement and the related prospectus together constitute a new prospectus dated July 23, 2008.

COVER

THE INCOME EDGE IS NOVEL AND INNOVATIVE. TO DATE, THE TAX CONSEQUENCES OF THE INCOME EDGE HAVE NOT BEEN ADDRESSED IN ANY PUBLISHED AUTHORITIES. However, we believe that, in general, (i) the tax treatment of transactions involving investments in your Account more likely than not will be the same as in the absence of the Income Edge, and (ii) assuming that the Income Edge is an annuity contract for tax purposes, which is how we intend to treat it for Federal tax reporting purposes, payments under the Income Edge should be treated as ordinary income that is taxable to the extent provided under the tax rules for annuities. WE HAVE ASKED THE INTERNAL REVENUE SERVICE FOR FORMAL GUIDANCE ON THESE ISSUES AS THEY RELATE SPECIFICALLY TO THE INCOME EDGE; TO DATE, NO CONCLUSIONS HAVE BEEN REACHED ON THESE ISSUES. IT IS POSSIBLE THAT THE INTERNAL REVENUE SERVICE COULD REACH CONCLUSIONS THAT ARE DIFFERENT THAN THOSE STATED HEREIN. SHOULD THIS OCCUR, POLICYHOLDERS WOULD BE NOTIFIED. AT THIS TIME, WE CAN PROVIDE NO ASSURANCES, HOWEVER, THAT THE INTERNAL REVENUE SERVICE WILL AGREE WITH THE FOREGOING INTERPRETATIONS OF LAW OR THAT A COURT WOULD AGREE WITH THESE INTERPRETATIONS IF THE INTERNAL REVENUE SERVICE CHALLENGED THEM. YOU SHOULD CONSULT A TAX ADVISOR BEFORE PURCHASING YOUR INCOME EDGE. See "Taxation of the Income Edge" at page 40 for a discussion of the tax consequences.

THE SUB-SECTION OF THE PROSPECTUS ENTITLED "RISK FACTORS - TAX CONSEQUENCES" (PAGE 9 - 10) IS DELETED AND REPLACED WITH THE FOLLOWING:

TAX CONSEQUENCES
The Income Edge is novel and innovative. To date, the tax consequences of the Income Edge have not been addressed in any published authorities. We intend to treat your Income Edge as an annuity contract in reporting taxable income attributable to the Income Edge to you and to the Internal Revenue Service. Assuming the Income Edge is correctly treated as an annuity contract for tax purposes, any Income Edge payments made to you after your Account value has been reduced to $0 will be ordinary income to you that is taxable to the extent provided under the tax rules for annuities. We believe that, in general, the tax treatment of transactions involving investments in your LIS2 Account more likely than not will be the same as it would be in the absence of the Income Edge. WE HAVE ASKED THE INTERNAL REVENUE SERVICE FOR FORMAL GUIDANCE ON THESE ISSUES AS THEY RELATE SPECIFICALLY TO THE INCOME EDGE; TO DATE, NO CONCLUSIONS


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HAVE BEEN REACHED ON THESE ISSUES. IT IS POSSIBLE THAT THE INTERNAL REVENUE
SERVICE COULD REACH CONCLUSIONS THAT ARE DIFFERENT THAN THOSE STATED HEREIN. AT THIS TIME, WE CAN PROVIDE NO ASSURANCES, HOWEVER, THAT THE INTERNAL REVENUE SERVICE WILL AGREE WITH THE FOREGOING INTERPRETATIONS OF LAW OR THAT A COURT WOULD AGREE WITH THESE INTERPRETATIONS IF THE INTERNAL REVENUE SERVICE CHALLENGED THEM. YOU SHOULD CONSULT A TAX ADVISOR BEFORE PURCHASING YOUR INCOME EDGE. See "Taxation of the Income Edge" at page 40 for a discussion of the tax consequences.

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THE SECTION OF THE PROSPECTUS ENTITLED "TAXATION OF THE INCOME EDGE" (PAGES
40-41 ONLY) IS DELETED AND REPLACED WITH THE FOLLOWING:

TAXATION OF THE INCOME EDGE
The following is a general discussion based on our interpretations of current Federal income tax law. This discussion does not cover every situation and does not address all possible circumstances. In general, this discussion does not address the tax treatment of transactions involving investment assets held in your Account except insofar as the Income Edge itself may be relevant to the tax treatment of such transactions. Further, no attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of the Income Edge. Estate and inheritance tax consequences will depend on your individual circumstances. You should also be aware that the tax laws may change, possibly with retroactive effect. You should consult your own tax advisor regarding the potential tax implications of the Income Edge in light of your particular circumstances.

THE INCOME EDGE IS NOVEL AND INNOVATIVE AND, TO DATE, ITS PROPER CHARACTERIZATION AND CONSEQUENCES FOR FEDERAL INCOME TAX PURPOSES HAVE NOT BEEN DIRECTLY ADDRESSED IN ANY CASE, ADMINISTRATIVE RULINGS OR OTHER PUBLISHED AUTHORITIES. WE HAVE ASKED THE INTERNAL REVENUE SERVICE ("IRS") FOR FORMAL GUIDANCE ON THESE ISSUES AS THEY RELATE SPECIFICALLY TO THE INCOME EDGE; TO DATE, NO CONCLUSIONS HAVE BEEN REACHED ON THESE ISSUES. It is possible that the Internal Revenue Service could reach conclusions that are different than those stated herein. We make no assurances that the Internal Revenue Service will agree with the interpretations of the expected tax treatment of the Income Edge or the effect (or lack of effect) of the Income Edge on the tax treatment of any transactions involving the Income Edge, contained in this prospectus or that a court would agree with these interpretations if the Internal Revenue Service challenged them. You should consult a tax advisor before purchasing the Income Edge.

If sold in connection with an Individual Retirement Account (IRA Account), the Income Edge is called a Qualified Income Edge. If the Income Edge is independent of any formal retirement or pension plan, it is termed a Non-Qualified Income Edge. Different tax rules apply to Qualified Income Edge and Non-Qualified Income Edge, and the tax rules applicable to the Qualified Income Edge vary according to the type of IRA and the terms and conditions of the plan.


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NON-QUALIFIED INCOME EDGE
TREATMENT OF INCOME EDGE AS ANNUITY CONTRACT. Although at this time, there is no direct guidance on this issue, we intend to treat a Non-Qualified Income Edge as an annuity contract for Federal income tax purposes. We are seeking formal guidance from the IRS on the treatment of Income Edge as an annuity. It is possible that the IRS will characterize Income Edge as some other type of financial derivative such as an option or a notional principal contract rather than an annuity, possibly with different tax consequences than if it were treated as an annuity. For example, if the Income Edge were treated as an option with respect to your Account assets, dividends on investments in your Account that would otherwise constitute "qualifying dividend income" might be ineligible for lower tax rates and you may be unable to qualify for long-term capital gain treatment with respect to investments in your Account. In view of the uncertainty of the tax treatment of a Non-Qualified Income Edge, holders or beneficiaries of a Non-Qualified Income Edge should consult their own tax advisors regarding the tax consequences to them of holding a Non-Qualified Income Edge.

 In order to be treated as an annuity contract for Federal tax purposes, a contract must contain certain provisions prescribing distributions that must be made when an owner of the contract dies. We believe that by its terms the Income Edge satisfies these requirements. In all events, we will administer the Income Edge to comply with these Federal tax requirements. We also intend to treat the Income Edge as an annuity contract that is separate and apart from the assets in your Account for Federal income tax purposes.

YOUR ACCOUNT. We believe that, in general, the tax treatment of transactions involving the investments in your Account including redemptions, dispositions and distributions with respect to such investments, more likely than not, will initially and, for most individuals, during the entire period a Non-Qualified Income Edge is in effect, be the same as such treatment would be in the absence of the Income Edge. (The tax treatment of such transactions is beyond the scope of this prospectus, you should consult a tax advisor for further information about the tax treatment of investments covered by the Income Edge.) Thus, we believe, in general, that it is more likely than not that, at least initially and, for most individuals the entire period the Income Edge is in effect, (1) distributions and dividends on your Account will not be treated as payments under the Income Edge, but rather as distributions with respect to such investments; (2) amounts received on redemption or disposition of your investments in your Account will be treated as amounts realized on a sale or exchange of such assets rather than as distributions under the Income Edge; and
(3) the purchase of a Non-Qualified Income Edge will not automatically result in either (a) loss of the benefit of preferential income tax rates currently applicable to dividends paid on investments in your Account otherwise constituting "qualified dividend income" or (b) under the so-called "straddle" rules, suspension of the holding period for purposes of determining eligibility for long-term capital gains treatment of any gains, or potential deferral of losses, when investments in your Account are sold or exchanged. (These conclusions are in part based on the low probability when your Income Edge is issued that your Account value will reach $0 and that you will receive Retirement Income Amount payments thereafter.)


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We are seeking formal guidance from the IRS on the tax treatment of Income Edge as an annuity. If the IRS were to decline to issue the formal guidance we are seeking and were to successfully take a different position on these issues, it could have a material adverse effect on the tax consequences of your acquisition, holding and disposition of investments in your Account. FURTHERMORE, EVEN IF OUR INTERPRETATIONS ARE CORRECT, IT IS POSSIBLE THAT THE TAX CONSEQUENCES UNDER THE QUALIFIED DIVIDEND AND STRADDLE RULES COULD CHANGE DEPENDING ON CHANGES IN YOUR CIRCUMSTANCES IN FUTURE YEARS, PARTICULARLY IF LOSSES ARE REALIZED AT A TIME WHEN IT HAS BECOME LIKELY THAT YOUR ACCOUNT VALUE WILL REACH $0 AND YOU WILL RECEIVE RETIREMENT INCOME AMOUNT PAYMENTS THEREAFTER. The tax consequences could also change due to changes in the tax laws. Although the exact nature of any such possible change is speculative, one possibility in the case of the qualified dividend income rules is an increase in the rate applicable to qualified dividend income. Alternatively, the special rate applicable to such income could be eliminated entirely, resulting in dividends being taxed at ordinary income rates. A possible change in the straddle rules is a modification to the scope of those rules, with the result that transactions in an Account not subject to the straddle rules under current law would become subject to the loss deferral and other limitations applicable to straddles. Given the novelty of a Non-Qualified Income Edge, you should consult your own tax advisor as to the tax consequences, if any, of the Income Edge under these rules and other relevant tax provisions, both at the time of initial purchase and in subsequent years.

THE REMAINDER OF THE PROSPECTUS DISCLOSURE BEGINNING ON PAGE 42 REMAINS
UNCHANGED.



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